August 29,
2005



Mail Stop 4561

David Stowell
55 Brookville Road
Glen Head
New York, NY 11545

      Re:	Reeves Telecom Limited Partnership
		Form 10-K for the year ended December 31, 2004
		Forms 10-Q for the quarters ended March 31, 2005 and June
30, 2005
		File No. 000-09305

Dear Mr. Stowell:

      We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      In our comments, we ask you to provide us information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-K

Note 3 - Properties Held For Sale and Property and Equipment, page
F-
9

1. In classifying property as held for sale, please explain to us on how you meet criterion 30(d) of SFAS 144 as it relates to that the transfer of the asset is expected to qualify for recognition as a completed sale within one year.


2. We note your disclosure that "...the properties held for sale are not reported in excess of their fair values." Please tell us how you considered paragraph 34 of SFAS 144 that requires that properties held for sale to be measured at the lower of its carrying amount or fair value "less costs to sell."

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3414 if you have questions.




							Sincerely,



            Jorge Bonilla
      Senior Staff Accountant



??

??

??

??

David Stowell
Reeves Telecom Limited Partnership
August 26, 2005
Page 2